File No. 82-34719


06013058


SECURITAS

Press Release from Securitas AB

April 25, 2006

Securitas acquires security services company in Turkey

Securitas Security Services Europe has entered the Turkish security services market by agreeing to acquire 51 percent of the shares in DAK Güvenlik. The purchase price for 51 percent of the shares is MSEK 21 and the purchase price for the remaining 49 percent of the shares will based on the financial performance of the company until the year 2009.

DAK Güvenlik is one of the leading security services companies in Turkey with a nationwide coverage and active mainly within permanent guarding services for large customers. The company has estimated annual sales for 2006 of 36 MTRY (MSEK 204) and 3,000 employees.

The acquisition is subject to Turkish regulatory approval.

Turkey has a fast growing economy with real GDP growth well above 5 percent in 2005. The Turkish market for security services is estimated to be worth MSEK 3,200 and is expected to grow by 6-7 percent yearly. The market is very fragmented with most of the low-end security outsourced to private security companies. However, the market is moving towards high-end security solutions driven by a clear outsourcing trend and new regulations for licensing of companies, security officers and training requirements, fully in effect as of January 2006.

With its new organization in Europe, Securitas is well positioned to serve the increasing demand for high end solutions in the Turkish market. The acquisition will be integrated in Securitas as of April 1, 2006.

Information:

Thomas Berglund, President and CEO +44 (0) 20 8432 6500
Håkan Winberg, Executive Vice President and CFO +44 (0) 20 8432 6500
Henrik Brehmer, Senior Vice President Investor Relations +44 (0) 20 8432 6523
+44 (0) 7884 117 192

The press release is also available on: www.securitasgroup.com

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

File No. 82-34719


SECURITAS

Notes to Editors:

Securitas is a world leader in security, active in more than 20 countries in Europe and North America. Securitas employs approximately 217,000 people and the operations are organized in five specialized divisions; Security Services USA and Security Services Europe for guarding solutions, Security Systems for integrated and high end security systems, Direct for professional and consumer alarm concepts and Cash Handling Services for cash processing, transport and ATM services. Over the past 15 years, Securitas has grown to be the world's largest security company with a market share of 8 percent of the total world market. Securitas' annual sales are approximately MSEK 66,000.

Security Services Europe offers complete security solutions for both large and small customers. The business is divided into four specialized vertical units – Permanent Guarding and Transport and Aviation Security for large customers and Mobile Services and Alarm Monitoring for small customers. An increasing share of specialized and value-added services characterizes operations. After the acquisition, the division is active in 20 countries, with about 89,000 employees and sales of approximately MSEK 25,000.

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70